Exhibit 99.(d)(18)
EXECUTION VERSION
DATED                    2005
(1) Cambridge Antibody Technology Group plc
and
(2) GENENCOR INTERNATIONAL, INC.

SUBSCRIPTION AGREEMENT

MORRISON | FOERSTER
Multinational Partnership
CityPoint, One Ropemaker Street | London EC2Y 9AW
Tel: +44 20 7920 4000 | Fax: +44 20 7496 8500
www.mofo.com

-i-

THIS AGREEMENT is made the                     day of                      2005
BETWEEN:
(1)	Cambridge Antibody Technology Group plc, a public limited company organized under the laws of England and Wales having an office and place of business at The Milstein Building, Granta Park, Cambridge, CB1 6GH, UK (the “Company”); and

(2)	GENENCOR INTERNATIONAL, INC. a Delaware corporation having an office and place of business at 925 Page Mill Road, Palo Alto, CA 94304, U.S.A. (“GENENCOR”).
WHEREAS:
(A)	The Company is a public company limited by shares incorporated on 5 August 1996 in England and Wales under the Companies Act 1985 and having at the date hereof an authorised share capital of £7,500,000, divided into 75,000,000 ordinary shares of 10p each and an issued share capital comprising 51,640,181 ordinary shares of 10p each,

(B)	On the terms and conditions set out herein GENENCOR has agreed to subscribe and the Company has agreed to allot to GENENCOR ordinary shares of 10p each in the Company having an aggregate market value of up to US$16,000,000.
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	The Recitals form part of this Agreement and any references to this Agreement shall include the Recitals.

1.2	In this Agreement the following words and expressions shall have the following meanings:

“Accounts”	means the consolidated audited balance sheet as at the Accounts Date and the audited profit and loss accounts of the Company for the year ended on the Accounts Date, including all documents required by law to be annexed to them;

“Accounts Date”	means 30 September 2004;

“Admission”	means the admission of the Subscription Shares (i) to the Official list of the UK Listing Authority becoming effective within the meaning of the Listing Rules, and (ii) to trading on the main market of the London Stock Exchange, and “Admitted” shall be construed accordingly;

“Application”	means First Application or Second Application as the context so requires:

“Auditors”	means the auditors of the Company from time to time;

“Board”	means the board of directors of the Company from time to time;

“business day”	means a day other than a Saturday or Sunday on which banks in the City of London are open for all forms of normal banking business;

“Company’s Solicitors”	means Morrison & Foerster MNP of CityPoint, One Ropemaker Street, London, EC2Y 9AW.

“Completion”	means First Completion or Second Completion as the context so requires;

“Directors”	means the directors of the Company as at the date of this Agreement;

“First Application”	means the application for Admission of the First Subscription Shares;

“First Completion”	means completion of the subscription for the First Subscription Shares under this Agreement in accordance with clause 5.1.3;

“First Conditions”	means (i) Admission of the First Subscription Shares and (ii) the completion of the Principal Agreement (and any reference in this Agreement to satisfaction of the First Conditions shall be to satisfaction of both (i) and (ii));

“First Subscription Amount”	shall have the meaning ascribed thereto by Clause 3.1;

“First Subscription Shares”	means such number of Ordinary Shares to be issued to GENENCOR on First Completion as shall be determined in accordance with the provisions of clause 4;

“Group”	the Company and its subsidiaries and subsidiary undertakings;

“Group Company”	the Company or one of its subsidiaries or subsidiary undertakings;

“Listing Rules”	means the Listing Rules made under Part VI of the Financial Services and Markets Act 2000 (as amended) as set out in the Financial Services Authority handbook as amended from time to time;

“London Stock Exchange”	means the London Stock Exchange plc;

“Ordinary Shares”	ordinary shares of 10p each in the capital of the Company, as sub-divided or consolidated from time to time;

“Principal Agreement”	an asset sale agreement between the Company and GENENCOR of even date herewith:

“Second Application”	means the application for Admission of the Second Subscription Shares;

“Second Completion”	means completion of the subscription for the Second Subscription Shares under this Agreement in accordance with clause 5.3.3;

“Second Conditions”	means (i) Admission of the Second Subscription Shares and (ii) payment of the Additional Consideration paid pursuant to Section 4.3 of the Principal Agreement (as defined therein) (and any reference in this Agreement to satisfaction of the Second Conditions shall be to satisfaction of both (i) and (ii));

“Second Subscription Amount”	shall have the meaning ascribed thereto by Clause 3.2;

“Second Subscription Price”	means a price per Share being the average mid-market closing price of an Ordinary Share for the last ten business days ending on (and including) the date of delivery of a Qualification Notice pursuant to the Principal Agreement (as defined therein) derived from the Daily Official List of the London Stock Exchange;

“Second Subscription Shares”	means such number of Ordinary Shares to be issued to GENENCOR on Second Completion as shall be determined in accordance with the provisions of Clause 4;

“Securities Act”	means the United States Securities Act of 1933, as amended;

“Subscription”	means the subscription for the Subscription Shares (or any of them) by GENENCOR pursuant to the terms of this Agreement;

“Subscription Price”	means a price of 673.25 pence per Share being the average mid-market closing price of an Ordinary Share for the last ten business days ending on (and including) the date of execution of the Principal Agreement as derived from the Daily Official List of the London Stock Exchange;

“Subscription Shares”	means all, or as the context so requires any of, the First Subscription Shares and the Second Subscription Shares;

“UK Listing Authority”	means the Financial Services Authority acting as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
1.3	In this Agreement, a reference to:
1.3.1	a “subsidiary” or “holding company” shall be construed in accordance with Sections 736 and 736A of the Act and a reference to “subsidiary undertaking” shall be construed in accordance with Section 258 of the Act:

1.3.2	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification signed by or on behalf of the parties or in such form as may be agreed by or on behalf of the parties;

1.3.3	a statute or statutory provision includes a reference to:-
(a)	the statute or statutory provision as modified or re-enacted or both before the date of this Agreement; and

(b)	any subordinate legislation made under the statute or statutory provision before the date of this Agreement;
1.3.4	a person includes a reference to any body corporate, unincorporated association or partnership;

1.3.5	a person includes a reference to that person’s legal personal representatives, successors or assigns;

1.3.6	a Clause, unless the context otherwise requires, is a reference to a Clause of this Agreement:
1.4	The headings in this Agreement shall have no legal effect in the interpretation of this Agreement.

1.5	Words importing the singular include the plural and vice versa, and words importing a gender include every gender.

2.	AGREEMENT TO SUBSCRIBE

2.1	The subscription for the Subscription Shares shall, subject to the terms of this Agreement, take place in 2 instalments. Following satisfaction of the First Conditions and provided that neither it nor the Company has exercised its termination rights under Clause 5.4 prior to the time at which the First Conditions are satisfied, GENENCOR agrees to subscribe for the First Subscription Shares. Provided the Company elects to proceed with the Second Completion pursuant to Clause 5.3, following satisfaction of the Second Conditions, GENENCOR agrees to subscribe for the Second Subscription Shares.

2.2	On subscription for the First Subscription Shares in accordance with Clause 2.1 above, GENENCOR agrees to pay the First Subscription Amount to the Company. On subscription for the Second Subscription Shares in accordance with Clause 2.1 above, GENENCOR agrees to pay the Second Subscription Amount to the Company.

2.3	By execution and delivery of this Agreement, GENENCOR, hereby applies (subject to the conditions and terms set out herein) for the allotment of the First Subscription Shares and the Second Subscription Shares.

3.	SUBSCRIPTION PRICE

3.1	The subscription amount for the First Subscription Shares shall be the sum of US$14,000,000 payable in cash on First Completion (the “First Subscription Amount”).

3.2	The subscription amount for the Second Subscription Shares shall be an amount which shall equal the additional consideration payable under the Principal Agreement as referred to in Section 3.2 thereof, not exceeding the sum of US$2,000,000 such amount to be payable in cash on Second Completion (the “Second Subscription Amount”).

4.	CALCULATION OF NUMBER OF SUBSCRIPTION SHARES

4.1	The number of First Subscription Shares shall be such whole number of Ordinary Shares as is nearest to X where:

	X=	A
B

and

A is the First Subscription Amount; and

B is the Subscription Price.
4.2	The number of Second Subscription Shares shall be such whole number of Ordinary Shares as is nearest to X where:

	X=	A
B

and

A is the Second Subscription Amount;

B is the Second Subscription Price.
4.3	For the purposes of the calculations set out in Clauses 4.1 and 4.2, the First Subscription Amount shall be converted from United States dollars to British pounds sterling using the mid-point of the closing spread of the spot rate as published in the Financial Times on the business day on the date hereof and the Second Subscription Amount shall be converted from United States dollars to British pounds sterling using the mid-point of the closing spread of the spot rate as published in the Financial

Times on the business day on the date of the Qualification Notice delivered pursuant to the Principal Agreement (as defined therein).

5.	COMPLETION ARRANGEMENTS

5.1	First Completion
5.1.1	Stage 1: Company’s Obligations

As soon as reasonably practicable after the date hereof the Company shall:
(i)	issue, and allot, the First Subscription Shares to GENENCOR conditional only upon Admission of the First Subscription Shares;

(ii)	deliver to GENENCOR a certified copy of the minutes of the meeting of the Board of Directors of the Company or a duly constituted committee thereof approving the issue and allotment of the First Subscription Shares to GENENCOR in accordance with sub-clause (i) above; and

(iii)	procure that the First Application is prepared and submitted to the UKLA and the London Stock Exchange and provide a copy of the same is provided to GENENCOR in final form.
5.1.2	Stage 2: First Application

As soon as reasonably practicable and in any event before the close of business on the next business day following the occurrence of the requirements provided in Clause 5.1.1 above, the Company shall procure delivery of the First Application to the London Stock Exchange and the Company shall use its reasonable endeavours to procure Admission of the First Subscription Shares. In particular the Company shall, on request, provide or procure the provision of all information, and execute or procure the execution of all documents, required by the UK Listing Authority or the London Stock Exchange and pay all fees required by the UK Listing Authority or the London Stock Exchange for the purposes of the application for Admission of the First Subscription Shares.

5.1.3	Stage 3: Achievement of First Completion

First Completion shall be deemed to occur immediately following satisfaction of the First Conditions (provided that neither GENENCOR nor the Company has exercised its rights of termination under clause 5.4 prior to the time at which the First Conditions are satisfied) whereupon the sale proceeds from the Principal Agreement held by the Company’s Solicitors to the order of GENENCOR shall be released to the Company in full and final settlement of the First Subscription Amount in respect of the First Subscription Shares.

5.2	Stage 4: Post First Completion

The Company shall procure the entry of GENENCOR in the register of members of the Company as the registered holder of the First Subscription Shares and the delivery to GENENCOR of appropriate share certificate(s) duly executed by the Company in respect of the First Subscription Shares within 3 business days following First Completion.

5.3	Second Completion
5.3.1	Stage 1: Company’s Obligations

As soon as reasonably practicable following delivery of a Qualification Notice pursuant to the Principal Agreement (as defined therein) and at its sole election the Company shall:
(i)	issue and allot the Second Subscription Shares to GENENCOR conditional only upon Admission of the Second Subscription Shares;

(ii)	deliver to GENENCOR a certified copy of the minutes of the meeting of the Board of Directors of the Company or a duly constituted committee thereof approving the issue and allotment of the Second Subscription Shares to GENENCOR in accordance with sub-clause (i) above; and

(iii)	procure that the Second Application is prepared and submitted to the UKLA and the London Stock Exchange and provide a copy of the same is provided to GENENCOR.
5.3.2	Stage 2: Second Application

As soon as reasonably practicable and in any event before the close of business on the next business day following the occurrence of the requirements provided in Clauses 5.3.1 above, the Company shall procure delivery of the Second Application to the London Stock Exchange and the Company shall use its reasonable endeavours to procure Admission of the Second Subscription Shares. In particular the Company shall, on request, provide or procure the provision of all information, and execute or procure the execution of all documents, required by the UK Listing Authority or the London Stock Exchange and pay all fees required by the UK Listing Authority or the London Stock Exchange for the purposes of the application for Admission of the Second Subscription Shares.

5.3.3	Stage 3: Achievement of Second Completion

Second Completion shall be deemed to occur immediately following satisfaction of the Second Conditions whereupon the Additional Consideration (as defined in the Principal Agreement) held by the Company’s Solicitors to the order of GENENCOR shall be released to the Company in full and final settlement of the Second Subscription Amount in respect of the Second Subscription Shares.

5.3.4	Stage 4: Post Second Completion

The Company shall procure the entry of GENENCOR in the register of members of the Company as the registered holder of the Second Subscription Shares and the delivery to GENENCOR of appropriate share certificate(s) duly executed by the Company in respect of the Second Subscription Shares within 3 business days following Second Completion.
5.4	Termination
5.4.1	Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to Admission of the First Subscription Shares:
(a)	by the mutual consent of the Company and GENENCOR;

(b)	by GENENCOR or the Company if Admission of the First Subscription Shares shall not have occurred on or before December 31, 2005 (or such other date as may be agreed to in writing by the Company and GENENCOR); or

(c)	in the event that the Principal Agreement is terminated.
5.4.2	Any party desiring to terminate this Agreement pursuant to Clause 5.4.1 shall give written notice of such termination to the other party.

5.4.3	In the event that this Agreement is terminated pursuant to this Clause 5.4, all further obligations of the parties under this Agreement shall be terminated without further liability of any party to the other.
6.	RANKING OF THE SUBSCRIPTION SHARES

Any Subscription Shares issued to GENENCOR pursuant to this Agreement shall be issued fully paid up and free from all security interests, options, equities, claims, third party rights, liens, charges and encumbrances and shall on issue rank pari passu in all respects with all existing Ordinary Shares in issue and shall rank in full for all dividends or other distributions declared, made or paid on the Ordinary Shares by reference to a record date falling after the date of issue of the Subscription Shares in question.

7.	WARRANTIES

7.1	The Company hereby warrants that:
7.1.1	the Company has power under its memorandum and articles of association to issue the Subscription Shares and to enter into and perform this Agreement in accordance with their respective terms without any further sanction. The execution, delivery and performance of this Agreement and any other agreements executed in connection herewith have been duly authorised by all necessary corporate actions and no shareholder approval or circular is required in respect of the issue of the Subscription Shares;

7.1.2	this Agreement and any other agreement and instruments executed in connection herewith are valid and binding obligations on the Company and enforceable in accordance with their respective terms;

7.1.3	there is no litigation or governmental proceedings or investigation current or pending or, to the best of the knowledge of the Company, threatened against the Company relating to or affecting the execution, delivery and performance of this Agreement;

7.1.4	save for the exercise of share options or executive incentive awards granted by the Company prior to the date of this Agreement (or as publicly announced or disclosed prior to the date of this Agreement), the Company is under no obligation and is not a party to any agreement requiring it to issue, and no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, sale or transfer of any share or loan capital or any other security giving rise to a right over the capital of any member of its Group under any option or other agreement (including conversion rights and rights of pre-emption);

7.1.5	the Subscription Shares are not subject to any pre-emptive rights or rights of first refusal and will be free of any liens and encumbrances;

7.1.6	there are no issued shares of the Company other than Ordinary Shares;

7.1.7	no consent, approval, authorisation, or order of, or filing with, any governmental authority is required for the consummation of the transactions contemplated by this Agreement, except in connection with the Admission;

7.1.8	the execution, delivery and performance of this Agreement and the consummation of the Subscription does not and will not, whether with or without the giving of notice or passage of time or otherwise:
(a)	materially infringe any law or regulation or any judgment, order, writ or decree of any government, governmental body or court having jurisdiction over the Company;

(b)	conflict with, or constitute a material breach of or an event of default under any agreement, deed or instrument to which the Company is a party; or

(c)	constitute an event which entitles or requires any person to require, the redemption, repurchase or repayment of any material indebtedness of the Company or which results in the creation or imposition of any material encumbrance upon any property or assets of the Company;
7.1.9	the Accounts were prepared in accordance with the requirements of all relevant statutes, the Statements of Standard Accounting Practice and

Financial Reporting Standards currently in force and generally accepted accounting principles consistently applied in the United Kingdom and:
(a)	give a true and fair view of the financial condition of the Company as at the Accounts Date and of the profits or losses of the Company for the financial period ending on that dale;

(b)	the description of the accounting policies and principles described in and the notes to the Accounts are, as at the Accounts Date, true and not misleading; and

(c)	make proper provision as at the Accounts Date for all liabilities, whether actual, contingent or deferred;
7.1.10	the information relating to the Company’s share capital set out in Recital (A) is true, accurate and complete in all respects; and

7.1.11	with respect to all documents issued and all announcements made by the Company (or by a duly authorised representative on its behalf) to the public or the press, the UK Listing Authority or the London Stock Exchange (including for the avoidance of doubt all financial statements issued by the Company) since the Accounts Date (“Previous Announcements”), all statements of fact (including financial information) contained therein were when made, save to the extent corrected in any document or announcement issued or made by or on behalf of the Company subsequent thereto, true, accurate and not misleading in any material respect and all figures, forecasts, estimates, valuations and statements and expressions of opinion or intention or expectation contained therein were made on reasonable grounds and were honestly held and were fairly based, and to the Company’s knowledge there was, at the time of making such, no other information the omission of which would take any such figures, forecast, estimate, valuation or statement or expression of opinion, intention or expectation in any of the Previous Announcements materially misleading (including any then current or threatened material litigation, governmental proceeding or investigation), all Previous Announcements complied with the applicable provisions of all relevant laws and with all applicable rules and requirements of the UK Listing Authority and the London Stock Exchange and to the Company’s knowledge, there is no current or threatened material litigation, governmental proceeding or investigation which is required to be disclosed under the applicable rules and requirements of the UK Listing Authority and the London Stock Exchange.
7.2	The aggregate liability of the Company in respect of all claims for breach of the warranties set out in Clause 7.1 shall not exceed the aggregate of the amount of the First Subscription Amount paid to the Company immediately following Completion of this Agreement and the amount of the Second Subscription Amount (if any) which is paid to the Company pursuant to the terms of this Agreement.

7.3	The limitations on liability in Clause 7.2 shall not apply in the case of any loss or liability resulting from fraud or fraudulent misrepresentation on the part of the Company.

7.4	The Company shall have no liability for any claim for breach of the warranties in Clause 7.1 unless notice in writing of the claim (stating in reasonable detail the nature of the claim and, so far as is practicable, the amount claimed) has been given to Company on or before the date which is 9 months after the date of First Completion.

7.5	GENENCOR hereby warrants that:
7.5.1	GENENCOR has power under its Certificate of Incorporation and Bylaws to purchase the Subscription Shares and to enter into and perform this Agreement in accordance with their respective terms without any further sanction. The execution, delivery and performance of this Agreement and any other agreements executed in connection herewith have been duly authorised by all necessary corporate actions;

7.5.2	this Agreement and any other agreement and instruments executed in connection herewith are valid and binding obligations on GENENCOR and enforceable in accordance with their respective terms;

7.5.3	there is no litigation or governmental proceedings or investigation current or pending or, to the best of the knowledge of GENENCOR, threatened against GENENCOR relating to or affecting the execution, delivery and performance of this Agreement;

7.5.4	no consent, approval, authorisation, or order of, or filing with, any governmental authority is required for the consummation of the transactions contemplated by this Agreement, except in connection with the Admission; and

7.5.5	U.S. Securities
(a)	GENENCOR is acquiring the Subscription Shares for investment for GENENCOR’s own account, not as a nominee or agent;

(b)	GENENCOR has received all the information it considers necessary or appropriate for deciding whether to subscribe for the Subscription Shares. GENENCOR has had an opportunity to ask questions and receive answers from the Company regarding the rights, preferences and privileges under the Subscription Shares and the business, properties, prospects and financial condition of the Company. GENENCOR acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers and directors, in making its investment or decision to invest in the Company;

(c)	GENENCOR is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. GENENCOR has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of owning the Subscription Shares; and

(d)	GENENCOR understands that the Subscription Shares have not been and will not be registered under the Securities Act and have not been and will not be registered or qualified in any U.S. state in which they are offered, and thus GENENCOR will not be able to resell or otherwise transfer its Subscription Shares unless they are registered under the Securities Act and registered or qualified under applicable state securities laws or an exemption from such registration or qualification is available.
8.	COSTS

Each party shall pay its own costs of and incidental to the negotiation, preparation, execution and implementation by it of this Agreement.

9.	FURTHER ASSURANCE

Each party shall (at its own expense) do and execute or procure to be done and executed all necessary acts, deeds, documents and things within their power as may be reasonably necessary to give effect to this Agreement.

10.	GENERAL

10.1	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties.

10.2	The failure to exercise or delay in exercising a right or remedy under this Agreement shall not constitute a waiver of the right or remedy or waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

10.3	Except as expressly provided in this Agreement the rights and remedies contained in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

10.4	Any date, time or period referred to in this Agreement shall be of the essence except only to the extent to which the parties agree in writing to vary any date, time or period in which event the varied date, time or period shall be of the essence.

10.5	A person who is not a party to this Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999 shall have no rights to enforce any provision of this Agreement, but this shall not affect any right which exists or is available apart from this Act.

11.	ASSIGNMENT

No party shall assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement.

12.	NOTICES

12.1	Any notice or other communication under or in connection with this Agreement shall be in writing in the English language and shall be delivered personally or sent by first class post pre-paid recorded delivery (and by air mail if overseas) or by telefax to the party due to receive the same at its address as set out in this Agreement or to such other address, as either party may specify by notice in writing to the other.

12.2	In the absence of evidence of earlier receipt, any notice or other communication shall be deemed to have been duly given:
12.2.1	if delivered personally, when left at the address referred to in Clause 12.1;

12.2.2	if sent by mail other than air mail, two days after posting it;

12.2.3	if sent by air mail, six days after posting it; or

12.2.4	if sent by telefax, on completion of its transmission.
13.	GOVERNING LAW AND JURISDICTION

13.1	This Agreement is governed by, and shall be construed in accordance with, English law.

13.2	The courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, “Proceedings” and “Disputes” and, for such purposes, the parties irrevocably submit to the jurisdiction of the courts of England.

13.3	Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum.

13.4	Each party agrees that the process by which any Proceedings are begun in England may be served on it by being delivered in accordance with Clause 12 to its registered office address or, if different, its address as set out in this Agreement. Nothing contained in this Clause 13.4 shall affect the right to serve process in any other manner permitted by law.

14.	COUNTERPARTS

This Agreement may be executed in any number of counterparts each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.
AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written.
[SIGNATURE PAGE FOLLOWS]

SIGNATORIES

SIGNED by	)
a duly authorised representative for	)
and on behalf of Cambridge Antibody Technology Group plc	)

SIGNED by	)
a duly authorised representative for	)
and on behalf of GENENCOR INTERNATIONAL, INC.	)